Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Nine Months Ended September 30, 2016

HAMILTON, Bermuda, Nov. 2, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and nine months ended September 30, 2016.

Highlights

  Reported a loss from continuing operations of $1.8 million for the three months ended September 30, 2016, or $0.05 basic and diluted loss per share, as compared to a profit from continuing operations of $13.6 million, or $0.52 basic and diluted earnings per share, for the three months ended September 30, 2015. The Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $10.2 million for the three months ended September 30, 2016, as compared to $24.5 million for the three months ended September 30, 2015.
  Reported a net loss of $4.8 million for the three months ended September 30, 2016, or $0.14 basic and diluted loss per share, as compared to a net profit of $13.6 million, or $0.52 basic and diluted earnings per share, for the three months ended September 30, 2015, reflecting a loss on sale of the Ardmore Centurion, as well as a loss from continuing operations. The Company reported EBITDA (see Non-GAAP Measures section below) of $7.2 million for the three months ended September 30, 2016, as compared to $24.5 million for the three months ended September 30, 2015.
  Delivered a solid chartering performance with spot and pool MR tankers earning an average of $15,944 per day year to date and $13,284 per day for the quarter ended September 30, 2016.
  Took delivery of five of the six vessels we agreed to acquire in June 2016. The final vessel is expected to deliver in early November. All six vessels are 49,500 Dwt Eco-Design IMO 2/3 MR product / chemical tankers constructed by STX Offshore and Shipbuilding Co. Ltd. in Korea.
  Completed debt financing for the recent acquisition of six vessels. Four of the vessels are being financed through a new $71.3 million senior debt facility with ABN AMRO. The remaining two vessels have been added to the existing credit facility with ABN AMRO and DVB Bank, which was completed in early 2016; the facility has been upsized by $36.6 million and NIBC Bank has agreed to join as an additional lender under the facility.
  Agreed terms for the sale of the 29,000 Dwt product / chemical tanker the Ardmore Centurion for $15.7 million. The vessel subsequently delivered to the buyers on October 4, 2016.
  Maintaining a dividend policy of paying out 60% earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the third quarter 2016.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

During the quarter, we continued to operate our fleet at a satisfactory level of performance in spite of a softer charter market. The current market conditions reflect below-average oil trading activity, driven by relative oil price stability and gradual de-stocking of global clean petroleum product inventories, which we expect will continue for the next two to three quarters. Nevertheless, we anticipate an improvement in MR and chemical charter market conditions through the winter months as a result of typical seasonal activity.

In spite of this short-term market action, the underlying fundamentals of the MR tanker sector remain very positive, with secular trends driving underlying tonne-mile demand growth at an estimated rate of 4-5%. According to the IEA, oil consumption continues to grow at 1.2 million bpd, and much of this incremental demand is being met by export-oriented refinery activity, which not only increases volumes of refined products shipped by sea, but also the distance over which those refined products are carried. Meanwhile, ordering activity is almost non-existent and, as a consequence, the orderbook for MR tankers has declined to 5.5% of the existing fleet, its lowest level in at least 20 years, which should result in net fleet growth well below projected demand growth until such time as newbuilding activity increases significantly.

During the third quarter, we completed deliveries for five of the six Eco-Design MR's acquired in July and committed to the opportunistic sale, at a strong relative price, of the Ardmore Centurion, a 2005-built 29,000 Dwt product / chemical tanker, in our ongoing efforts to streamline our fleet profile around core Eco MR product / chemical tanker vessel designs. Following the expected delivery of the final Eco-Design MR in early November, we will have a fleet of 27 Eco MR's with an average age of four years. This fleet expansion represents a 13% increase in revenue days for 2017 and positions Ardmore to take advantage of a strengthening charter market supported by the increasing tension between steady MR demand growth and a declining orderbook.

Summary of Recent and Third Quarter 2016 Events

Fleet

Deliveries

During the quarter, the Company took delivery of five of the six vessels we agreed to acquire in June 2016. The final vessel, the Ardmore Enterprise, is expected to deliver in early November. All six vessels are 49,500 Dwt Eco-Design IMO 2/3 vessels constructed by STX Offshore and Shipbuilding Co. Ltd. in Korea. The vessels delivered to Ardmore on the following dates:

Ardmore Endurance	August 31, 2016
Ardmore Explorer	September 7, 2016
Ardmore Engineer	September 12, 2016
Ardmore Encounter	September 29, 2016
Ardmore Exporter	September 30, 2016

All vessels commenced employment in the spot market following delivery to Ardmore.

Fleet Operations and Employment

The Company has 26 vessels currently in operation, comprising 20 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (14 Eco-Design and six Eco-Mod) and six Eco-Design product / chemical tankers ranging from 25,000 Dwt to 38,000 Dwt. The remaining Eco-Design MR product / chemical tanker acquired in June is expected to deliver in early November.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2016, the Company had 19 MR tankers trading in the spot market or in pools, and one MR tanker employed on time charter. The 19 spot or pool trading MR tankers, comprising 13 Eco-Design and six Eco-Mod, earned an average of $13,284 per day. Overall for the quarter, our 14 Eco-Design MR tankers earned $14,769 per day, and our six Eco-Mod MR tankers earned $12,258 per day.

In the fourth quarter of 2016, the Company expects to have 93% of its revenue days for its MR Eco-Design tankers employed in the spot market or in pools. The remaining 7% of revenue days are expected to be employed on time charters at an average rate of $18,500 per day. For its Eco-Mod MR tankers, the Company estimates that all revenue days are expected to be employed in the spot market. As of October 31, 2016, the Company has fixed approximately 35% of its total MR spot revenue days for the fourth quarter at approximately $12,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2016, the Company had seven IMO 2 product / chemical tankers in operation (six Eco-Design and one Eco-Mod), five of which were trading spot or in pools and two of which were employed on time charters. During the third quarter of 2016, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $14,432 per day, and the Eco-Mod product / chemical vessel earned an average daily rate of $11,855 per day.

For the fourth quarter of 2016, the Company expects to have approximately 81% of revenue days for the Eco-Design product / chemical tankers employed in the spot market or a pool. The remaining 19% of revenue days are expected to be covered by time charter employment at an average rate of $16,350 per day. The one Eco-Mod product / chemical tanker was sold and delivered to the buyer on October 4, 2016.

Drydocking

The Company had 14 drydock days in the third quarter of 2016. Ardmore does not have any scheduled drydock days for the remainder of 2016.

Sale of Ardmore Centurion

In September 2016, Ardmore agreed terms for the sale of the Ardmore Centurion. The sale price for the vessel was $15.7 million and the vessel delivered to the buyers on October 4, 2016.

Dividend

Based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended September 30, 2016, in which the Company experienced a loss from continuing operations of $1.8 million. The Company has paid a total of $0.71 per share over the five quarters since initiating a constant payout ratio dividend policy, as compared to $0.50 paid in the prior five-quarter period under a fixed dividend policy.

The Company's Board of Directors reaffirmed its intention to maintain a policy of paying out dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under US GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended September 30, 2016 and 2015

The Company reported a net loss of $4.8 million, or $0.14 basic and diluted earnings per share, for the three months ended September 30, 2016, as compared to a net profit of $13.6 million, or $0.52 basic and diluted earnings per share, for the three months ended September 30, 2015. For the three months ended September 30, 2016, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $7.2 million, a decrease of $17.3 million from $24.5 million for the three months ended September 30, 2015.

Results for the Nine Months Ended September 30, 2016 and 2015

The Company reported a net profit of $7.4 million, or $0.26 basic and diluted earnings per share, for the nine months ended September 30, 2016, as compared to $26.6 million, or $1.02 basic and diluted earnings per share, for the nine months ended September 30, 2015. For the nine months ended September 30, 2016, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $43.3 million, a decrease of $10.1 million from $53.4 million for the nine months ended September 30, 2015.

Management's Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2016 and 2015

Revenue. Revenue for the three months ended September 30, 2016 was $38.0 million, a decrease of $9.2 million from $47.2 million for the three months ended September 30, 2015.

The average number of owned vessels increased to 22.7 for the three months ended September 30, 2016 from 21.3 for the three months ended September 30, 2015, resulting in revenue days of 2,046 for the three months ended September 30, 2016, as compared to 1,962 for the three months ended September 30, 2015.

We had 11 and 14 vessels employed under time charter and pool arrangements as at September 30, 2016 and September 30, 2015, respectively. Revenue days derived from time charter and pool arrangements were 1,030 for the three months ended September 30, 2016, as compared to 1,227 for the three months ended September 30, 2015. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $3.5 million, while lower charter rates for the quarter ended September 30, 2016 resulted in a decrease in revenue of $3.0 million.

We had 16 and eight vessels employed directly in the spot market as at September 30, 2016 and September 30, 2015, respectively. For spot chartering arrangements, we had 1,016 revenue days for the three months ended September 30, 2016, as compared to 735 for the three months ended September 30, 2015. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $9.6 million, offset by a $12.2 million decrease in spot market revenue related to declining market conditions.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $10.0 million for the three months ended September 30, 2016, an increase of $2.0 million from $8.0 million for the three months ended September 30, 2015.

Revenue days increased to 2,046 for the three months ended September 30, 2016, as compared to 1,962 for the three months ended September 30, 2015. For spot chartering arrangements, we had 1,016 revenue days for the three months ended September 30, 2016, as compared to 735 for the three months ended September 30, 2015. This increase in revenue days results in an increase in commissions and voyage related expenses of $2.0 million. In direct spot employment, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE Rate. The average TCE rate for our fleet was $13,889 per day for the three months ended September 30, 2016, decreasing by $6,311 per day from $20,200 per day for the three months ended September 30, 2015.

Vessel Operating Expenses. Vessel operating expenses were $13.7 million for the three months ended September 30, 2016, an increase of $1.8 million from $11.9 million for the three months ended September 30, 2015. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,584 for the three months ended September 30, 2016, as compared to $6,119 for the three months ended September 30, 2015.

Depreciation. Depreciation expense for the three months ended September 30, 2016 was $7.3 million, an increase of $0.7 million from $6.6 million for the three months ended September 30, 2015. The increase is primarily due to an increase in the average number of owned vessels to 22.7 for the three months ended September 30, 2016 from 21.3 for the three months ended September 30, 2015.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2016 was $0.8 million, an increase of $0.4 million from $0.4 million for the three months ended September 30, 2015. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses. General and administrative expenses for the three months ended September 30, 2016 were $4.0 million, as compared to $2.8 million for the three months ended September 30, 2015. The increase primarily reflects additional corporate and commercial costs associated with operating a larger fleet in the spot market of $0.9 million. Average headcount increased to 35 for the three months ended September 30, 2016 from 26 for the three months ended September 30, 2015. Professional fees increased by $0.3 million during the three months ended September 30, 2016, primarily as a consequence of transactional costs associated with vessels and financings.

Interest Expense and Finance Costs. Interest expense and finance costs (which include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest) for the three months ended September 30, 2016 were $3.9 million, as compared to $3.8 million for the three months ended September 30, 2015. Cash interest expense decreased by $0.3 million to $3.3 million for the three months ended September 30, 2016 from $3.6 million for the three months ended September 30, 2015. This is explained by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016 in addition to the sale of the Ardmore Calypso and Ardmore Capella. Capitalized interest, which relates to vessels under construction, was nil for the three months ended September 30, 2016, as compared to $0.3 million for the three months ended September 30, 2015, as there were no vessels under construction during the three months ended September 30, 2016. Amortization of deferred financing charges for the three months ended September 30, 2016 was $0.6 million, as compared to $0.5 million for the three months ended September 30, 2015.

Liquidity

As of September 30, 2016, the Company had $53.0 million (December 31, 2015: $40.1 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Sept 30, 2016	Dec 31, 2015
Debt	457,277,918	388,242,404
Capital Leases	-	26,771,911
Total	457,277,918	415,014,315

Conference Call

The Company plans to have a conference call on November 2, 2016 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2016. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 9, 2016 at 877-344-7529 or 412-317-0088. Enter the passcode 10095849 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,300 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Sept 30, 2016	Dec 31, 2015
Current assets
Vessels held for sale	15,195,595	37,083,985
Cash and cash equivalents	52,970,481	40,109,382
Receivables, trade	21,469,853	26,189,316
Working capital advances	3,100,000	3,475,000
Prepayments	1,069,560	1,042,359
Advances and deposits	6,482,360	3,511,872
Other receivables	23,035	23,953
Inventories	6,588,014	3,969,483
Total current assets	106,898,898	115,405,350

Non-current assets
Vessels and vessel equipment, net	765,434,782	658,628,933
Deferred drydock expenditure, net	3,699,130	3,730,374
Deposit for vessel acquisition	2,775,000	-
Leasehold improvements	493,100	-
Other non-current assets, net	635,588	432,951
Total non-current assets	773,037,600	662,792,258

TOTAL ASSETS	879,936,498	778,197,608

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	11,238,756	12,482,540
Charter revenue received in advance	1,609,367	1,192,317
Other payables	111,799	144,932
Amounts due to related parties	-	-
Accrued interest on loans	1,901,587	1,752,226
Current portion of long-term debt	49,521,393	27,014,500
Current portion of capital lease obligations	-	26,771,911
Total current liabilities	64,382,902	69,358,426

Non-current liabilities
Non-current portion of long-term debt	407,756,525	361,227,904
Non-current portion of capital lease obligations	-	-
Total non-current liabilities	407,756,525	361,227,904

Equity
Share capital	340,613	263,297
Additional paid in capital	405,118,751	338,226,370
Treasury stock	(4,272,477)	(1,278,546)
Accumulated surplus	6,610,184	10,400,157
Total equity	407,797,071	347,611,278

TOTAL LIABILITIES AND EQUITY	879,963,498	778,197,608

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
REVENUE
Revenue	37,969,400	47,182,310	121,224,907	116,110,860

OPERATING EXPENSES
Commissions and voyage related costs	10,011,629	7,959,724	23,762,818	22,626,960
Vessel operating expenses	13,739,022	11,932,106	40,290,408	32,410,042
Depreciation	7,340,499	6,629,516	21,578,136	17,252,021
Amortization of deferred dry dock expenditure	771,282	447,775	2,050,091	1,617,799
General and administrative expenses	4,024,289	2,792,312	11,266,648	7,635,934
Total operating expenses	35,886,721	29,761,433	98,948,101	81,542,756

Profit from operations	2,082,679	17,420,877	22,276,806	34,568,104

Interest expense and finance costs	(3,901,112)	(3,806,461)	(12,294,821)	(7,945,689)
Interest income	66,174	4,665	107,425	10,688
Gain on disposal of vessels	-	-	451,962	-
Loss on asset held for sale	(3,028,416)	-	(3,028,416)	-

Profit / (loss) before taxes	(4,780,675)	13,619,081	7,512,956	26,633,103

Income tax	(19,250)	(17,102)	(77,250)	(43,688)

Net profit / (loss)	(4,799,925)	13,601,979	7,435,706	26,589,415

Earnings / (loss) per share from continuing operations(1)	(0.05)	0.52	0.35	1.02
Earnings / (loss) per share, basic and diluted	(0.14)	0.52	0.26	1.02
Weighted average number of shares outstanding, basic and diluted	33,518,013	26,079,260	28,988,963	26,025,191

(1)	Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Nine months ended
	Sept 30, 2016	Sept 30, 2015
OPERATING ACTIVITIES
Net profit/ (loss)	7,435,706	26,589,415
Non-cash items:
Depreciation	21,578,136	17,252,021
Amortization of deferred dry dock expenditure	2,050,091	1,617,799
Share based compensation	978,672	1,074,474
Loss on disposal of vessels	2,576,454	-
Amortization of deferred finance charges	2,072,562	1,188,100
Changes in operating assets and liabilities:	-	-
Receivables, trade	4,719,464	(16,869,910)
Working capital advances	75,000	(2,475,000)
Prepayments	(27,201)	(997,768)
Advances and deposits	(2,970,488)	474,503
Other receivables	918	590,603
Inventories	(2,618,531)	(1,641,978)
Payables, trade	(1,243,784)	2,397,572
Charter revenue received in advance	417,050	318,641
Other payables	(33,133)	(404,941)
Accrued interest on loans	147,001	607,451
Deferred dry dock expenditure	(2,899,096)	(1,734,956)
Net cash provided by operating activities	32,558,821	27,986,026

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(145,533,463)	(168,991,746)
Payments for vessels under construction	-	(23,092,463)
Net proceeds from sale of vessels	37,612,414	-
Deposit for vessel acquisition	(2,775,000)	-
Payments for leasehold improvements	(493,100)	-
Payments for other non-current assets	(345,993)	(283,612)
Net cash provided by / (used in) investing activities	(111,535,142)	(192,367,821)

FINANCING ACTIVITIES
Proceeds from long-term debt	92,636,000	174,727,500
Repayments of long term debt	(19,698,260)	(17,909,450)
Repayments of capital leases	(27,097,348)	-
Payments for deferred finance charges	(5,774,351)	(1,257,124)
Net proceeds from equity offering	64,119,332	(1,570,795)
Payments for treasury stock	(2,993,931)	-
Payment of dividend	(9,354,022)	(6,181,741)
Net cash provided by financing activities	91,837,420	147,808,390

Net increase / (decrease) in cash and cash equivalents	12,861,099	(16,573,405)

Cash and cash equivalents at the beginning of the period	40,109,382	59,879,596

Cash and cash equivalents at the end of the period	52,970,481	43,306,191

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
EBITDA (1)	7,166,044	24,498,168	43,328,579	53,437,924

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	13,889	20,200	15,748	18,855

Fleet operating costs per day (3)	6,163	5,764	5,962	5,902
Technical management fees per day (4)	421	355	394	359
	6,584	6,119	6,356	6,261

MR Tankers Spot & Pool TCE per day (2)	13,284	23,869	15,944	22,941

MR Tankers Eco-Design
TCE per day (2)	14,769	20,544	16,543	19,869
Vessel operating costs per day (5)	6,525	5,704	6,113	6,042

MR Tankers Eco-Mod
TCE per day (2)	12,258	24,625	15,141	21,312
Vessel operating costs per day (5)	6,676	6,837	6,563	6,654

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	14,432	18,139	16,362	17,362
Vessel operating costs per day (5)	6,240	5,856	6,195	5,896

Prod/Chem Tankers Eco-Mod (17k - 29k Dwt)
TCE per day (2)	11,855	13,843	11,832	13,485
Vessel operating costs per day (5)	5,745	6,142	6,526	6,350

FLEET
Upgrades and enhancements expensed	87,993	-	448,817	675,025

Average number of owned operating vessels	22.7	21.3	23.1	18.6

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the net charter rate or net pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at October 31, 2016

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Sevaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise (1)	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,564

(1)	The Ardmore Enterprise is expected to deliver in early November 2016

Non-GAAP Measures

This press release describes EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA	Three months ended		Nine months ended
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30,2015

Net profit / (loss)	(4,799,925)	13,601,979	7,435,706	26,589,415
Interest income	(66,174)	(4,665)	(107,425)	(10,688)
Interest expense and finance costs	3,901,112	3,806,461	12,294,821	7,945,689
Income tax	19,250	17,102	77,250	43,688
Depreciation	7,340,499	6,629,516	21,578,136	17,252,021
Amortization of deferred dry dock expenditure	771,282	447,775	2,050,091	1,617,799
EBITDA	7,166,044	24,498,168	43,328,579	53,437,924
Gain on disposal of vessels	-	-	451,962	-
Book loss on asset held for sale	(3,028,416)	-	(3,028,416)	-
ADJUSTED EBITDA	10,194,460	24,498,168	45,905,033	53,437,924

EARNINGS FROM CONTINUING OPERATIONS	Three months ended		Nine months ended
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30,2015

Net profit / (loss)	(4,799,925)	13,601,979	7,435,706	26,589,415

Gain on disposal of vessels	-	-	451,962	-
Loss on book value of asset held for sale	(3,028,416)	-	(3,028,416)	-
Adjusted net profit /(loss)	(1,771,509)	13,601,979	10,012,160	26,589,415

EPS from continuing operations	(0.05)	0.52	0.35	1.02
Weighted average number of shares	33,518,013	26,079,260	28,988,963	26,025,191

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com